Project Angel Parent, LLC

1600 Sunflower Avenue, #200

Costa Mesa, CA 92626

VIA EDGAR

July 26, 2021

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Edwin Kim Jan Woo Joseph Cascarano Robert Littlepage

Re:	Project Angel Parent, LLC Registration Statement on Form S-1 File No. 333-255680

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Project Angel Parent, LLC (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-255680) (the “Registration Statement”) be accelerated to July 27, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Joseph C. Theis at (617) 570-1928. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (the “Commission”) verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Joseph C. Theis, by facsimile to (617) 801-8864.

Under separate cover, BofA Securities, Credit Suisse Securities (USA) LLC, and Barclays Capital Inc., as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.

If you have any questions regarding this request, please contact Joseph C. Theis of Goodwin Procter LLP at (617) 570-1928.

[Remainder of Page Intentionally Left Blank]

Sincerely,

Project Angel Parent, LLC

/s/ Nicolaas Vlok
Nicolaas Vlok
Chief Executive Officer and Director

cc:	Kayla Dailey, Project Angel Parent, LLC
Bradley C. Weber, Goodwin Procter LLP
Natalie T. Martirossian, Goodwin Procter LLP

[Signature Page to Acceleration Request]